Exhbit 99.1

NOTICE OF GERDAU AMERISTEEL 2010 FIRST QUARTER CONFERENCE CALL

- 2010 first quarter results to be released before markets open on Thursday, May 6, 2010 -

TAMPA, FL April 19, 2010 - Gerdau Ameristeel Corporation (NYSE: GNA) (TMX: GNA) will host a conference call to discuss its 2010 first quarter financial results for the three-month period ending March 31, 2010. The Company invites all interested parties to participate.

DATE:	Thursday, May 6, 2010

TIME:	2:30 p.m., Eastern Time. Please call in 15 minutes prior to start time to secure a line.

DIAL-IN NUMBER:	1-647-427-7450 or 1-888-231-8191

LIVE WEBCAST:	www.gerdauameristeel.com. Please connect to this website at least 15 minutes prior to the conference call to ensure adequate time for any software download that may be needed to hear the webcast.

TAPED REPLAY:	1-416-849-0833 or 1-800-642-1687 Available until Thursday, May 13, 2010 at midnight.

REFERENCE NUMBER:	69111319

Mario Longhi, President and CEO of Gerdau Ameristeel, and Barbara Smith, Vice President and CFO, will co-chair the call. A question-and-answer session will follow, at which time the operator will direct participants as to the correct procedure for submitting questions.

About Gerdau Ameristeel

Gerdau Ameristeel is the second largest mini-mill steel producer in North America, with annual manufacturing capacity of approximately 12 million tons of mill finished steel products.  Through its vertically integrated network of mini-mills, scrap recycling facilities and downstream operations, Gerdau Ameristeel serves customers throughout the United States and Canada.  The Company’s products are generally sold to steel service centers, steel fabricators, or directly to original equipment manufacturers for use in a variety of industries, including non-residential, infrastructure, commercial, industrial and residential construction, metal building, manufacturing, automotive, mining, cellular and electrical transmission and equipment manufacturing.  Gerdau Ameristeel’s majority shareholder is the Gerdau Group, a 100+ year old steel company, the leading company in the production of long steel in the Americas and one of the major specialty long steel suppliers in the world.  Gerdau Ameristeel’s common shares are traded on the New York Stock Exchange and the Toronto Stock Exchange under the ticker symbol GNA.

For more information please contact:
Barbara Smith
Vice President and Chief Financial Officer
(813) 319-4324
basmith@gerdauameristeel.com